VIA FACSIMILE AND U.S. MAIL

                                                     	July 13,
2005

Dennis W. Lakomy
Executive Vice President and Chief Financial Officer
CFC International, Inc.
500 State Street
Chicago Heights, Illinois 60411

	RE:	Form 10-K for the fiscal year ended December 31, 2004
      Filed March 31, 2005
      File No. 0-27222

Dear Mr. Lakomy:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at
(202) 551-3733 or, in his absence, to the undersigned at (202)
551-
3769.


							Sincerely,


						Rufus Decker
								Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE